                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
         --------------------------------------------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                FINAL AMENDMENT

                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
                                (Name of Issuer)

                 THE EMERGING MARKETS INFRASTRUCTURE FUND, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  290921-10-5
                     (CUSIP Number of Class of Securities)

                                Hal Liebes, Esq.
                             Senior Vice President
                 The Emerging Markets Infrastructure Fund, Inc.
                              One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 832-2626

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
         --------------------------------------------------------------

                                    Copy To:
                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                         New York, New York 10019-6099
                                 (212) 728-8000
         --------------------------------------------------------------

                                  MAY 27, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
         --------------------------------------------------------------

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

TRANSACTION VALUATION* $30,779,717           AMOUNT OF FILING FEE** $6,155.94***

--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of a maximum of 3,011,714 shares of Common Stock at a price per share of $10.22, which represents 95% of $10.76, the net asset value per share as of May 21, 1999.

**       Calculated as 1/50th of 1% of the Transaction Valuation.

***      Previously paid.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identifying the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.
         Amount Previously Paid:
                                --------------------------------------------
         Form or Registration No.:
                                  ------------------------------------------
         Filing Party:
                      ------------------------------------------------------
         Date Filed:
                    --------------------------------------------------------
--------------------------------------------------------------------------------

                  This Final Amendment to the issuer Tender Offer Statement on
Schedule 13E-4 (the "Statement") of The Emerging Markets Infrastructure Fund, Inc. (the "Fund") relates to the Fund's offer to purchase (the "Offer") up to 3,011,714 shares of Common Stock of the Fund, par value $0.001 per share (the "Shares") at a price per Share equal to 95% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange, on June 25, 1999. The Statement was originally filed with the Securities and Exchange Commission on May 26, 1999. This Final Amendment amends such Statement to disclose the following information in accordance with Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, and General Instruction D of Schedule 13E-4.

                  The Offer expired at the close of regular trading on the New York Stock Exchange on June 25, 1999. Pursuant to the Offer, 3,011,714 Shares were validly tendered and accepted by the Fund for purchase at a price of $10.62 per Share, representing 95% of the Fund's net asset value per share of $11.18 on June 25, 1999. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $31,984,410.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

                  The following material is hereby filed as additional exhibits to the Fund's Statement on Schedule 13E-4:

(a)(9)            Text of Press Release, dated June 28, 1999.

(a)(10)           Text of Press Release, dated July 1, 1999.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Emerging Markets Infrastructure Fund, Inc.

By: /s/ William W. Priest, Jr.
   ---------------------------------
Name:  William W. Priest, Jr.
Title:  Chairman

Date:  July 9, 1999


                                              EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION
------------------------------------------- ------------------------------------------------------------------

(a) (1)*                                    Form of Offer to Purchase dated May 26, 1999
(a) (2)*                                    Form of Letter of Transmittal (including Certification of Taxpayer
                                              Identification Number on Substitute Form W-9).
(a) (3)*                                    Form of Notice of Guaranteed Delivery.
(a) (4)*                                    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                              Companies and Other Nominees.
(a) (5)*                                    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
                                              Banks, Trust Companies and Other Nominees.
(a) (6)*                                    Form of Letter to Shareholders of the Fund dated May 26, 1999, from
                                              William W. Priest, Jr., Chairman of the Board.
(a) (7)*                                    Guidelines for Certification of Taxpayer Identification Number on
                                              Substitute Form W-9.
(a) (8)*                                    Certificate of Foreign Status on Form W-8 and General Instructions
                                              thereto.
(a) (9)**                                   Text of Press Release, dated June 28, 1999.
(a) (10)**                                  Text of Press Release, dated July 1, 1999.
(b)                                         Not applicable.
(c)                                         Not applicable.
(d)                                         Not applicable.
(e)                                         Not applicable.
(f)                                         Not applicable.
------------------------------------------

*        Previously filed
**       Filed herewith









                                                  -2-